UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On February 18, 2021, Sol-Gel Technologies Ltd. (the “Company”) furnished a notice and proxy statement for a special meeting of shareholders scheduled for March 22, 2021.

Following further review with the assistance of a third-party valuation firm, the Company has determined to update the Black-Scholes valuation model utilized for the options proposed to be granted to the Company’s external directors and other independent directors to reflect a more appropriate expected term for such options. Such change resulted in reduction in the estimated annual fair value of the proposed option grants to the directors.

The Company is amending Proposal 2 of the proxy statement, as provided in the attached Notice to Shareholders, to reflect the updated calculation of the estimated annual fair value of the proposed option grants to the directors.

Attached hereto and incorporated by reference herein is the following document:

Exhibit 99.1: Notice to Shareholders

This Form 6-K and related exhibits are hereby incorporated by reference into the Company's Registration Statement on Form S-8 (Registration No. 333-223915) and its Registration Statement on Form F-3 (Registration No. 333-230564).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: March 9, 2021	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer